SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

June 15, 2017

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946) and on March 14, 2016 (Registration No. 333-210151)

Enclosure: Shelf Offering Report - Partner Communications Ltd.

English Translation-for convenience only
The Hebrew version shall be the binding version

June 15, 2017

Partner Communications Company Ltd.
(hereinafter: “the Company” or “Partner”)

Shelf Offering Memorandum

Pursuant to the Company’s shelf prospectus of June 3, 2015 (hereinafter: “the Shelf Prospectus” or “the Prospectus”), the validity of which was extended until June 2, 2018, as reported by the Company on May 22, 2017 (reference no.: 2015-02-038100 and 2017-02-042673, respectively), and pursuant to the provisions of the Israel Securities Regulations (Shelf Offering of Securities), 5766 – 2005 (hereinafter: “Shelf Offering Regulations”), the Company is pleased to publish herewith a shelf offering memorandum for the issue and listing of the Offered Securities, as defined hereunder (hereinafter: “the Shelf Offering Memorandum” or “the Offering Memorandum” or “the Memorandum”) for trading on the Tel-Aviv Stock Exchange Ltd. (hereinafter: “the TASE”):

American Depositary Shares (hereinafter: “ADS”) of the Company (with each ADS representing one share of the Company), which are listed for trading on the NASDAQ Capital Market under the ticker “PTNR.” Additionally, shares of the Company are listed for trading on the Tel-Aviv Stock Exchange Ltd. (hereinafter: “the TASE”) under the ticker “Partner,” pursuant to a listing document by virtue of the provisions regarding dual listing in Chapter E.3. of the Israel Securities Law, 5728 – 1968 (hereinafter: “Securities Law”) and the regulations instituted by virtue thereof. The Company’s current reports are in accordance with the law in the United States and are in English, and are in accordance with the dual listing rules prescribed in Chapter E.3. of the Securities Law and the regulations instituted by virtue thereof. The Company shall also continue to report according to the dual listing rules subsequent to the issuance pursuant to This Shelf Offering Memorandum.

The Memorandum includes supplementary information (either in the Memorandum or by way of referral) about material developments in the Company since the date of the Shelf Prospectus, and additional information that is required pursuant to the United States Securities Act of 1933, as amended from time to time (hereinafter: “Securities Act”) and the rules and regulations of the United States Securities Exchange Commission that would have applied, had the offering of securities as stated been filed for listing pursuant to the Securities Act using the Form F-3 listing form, including updated financial information based on the rules and requirements of the United States Securities Exchange Commission in clause 8 of Form 20-F, and this, in addition to the details required pursuant to the Shelf Offering Regulations. In accordance with the opinion that the Company received from a US law firm (hereinafter: "the US Lawyer"), the Memorandum complies with the requirements of Form F-3 that are relevant to the Company pertaining to the listing of the offered securities in the United States, if the Company were to offer the offered securities in the United States, apart from the sections of the Offering Memorandum that are in Hebrew, and apart from the fact that particular clauses and appendices would have been included in Form F-3 that are not included in the Offering Memorandum and that are technical in nature and are immaterial to the matter of offering securities to the public in Israel.

The issuance of the Offered Securities (as defined hereunder) pursuant to the Shelf Offering Memorandum is part of a process to improve the Company's capital structure. The planned process includes a share issuance pursuant to the Memorandum, the repayment of existing loans of the Company and it may also include a future issuance of a new series of bonds and/or other loan recruitments.1

[1]
The Company’s plans for improving its capital structure as stated above constitute forward-looking information, and it is possible that these intentions might not actually be carried out, and/or might be carried out differently, even materially, than anticipated, including as a result of a change in the Company’s business plans and/or as a result of assessments and examinations that it shall perform in the future and/or as a result of the impact of macroeconomic or sectorial factors, developments in the industry and/or as a result of the risk factors specified in the Company’s 20-F statements for 2016, as published on March 30, 2017 (reference no.: 2017-02-02850).

The offering of the offered securities by the Company within the scope of this Shelf Offering Memorandum (hereinafter: “the Offered Securities”) shall be done solely in Israel and shall not be done in the United States and/or to US Persons, as this term is defined in Regulation S, which was instituted by virtue of the Securities Act, as amended from time to time (hereinafter: “Regulation S”), and this, according to the conditions of the exemption from the listing requirements pursuant to Category 1 of Regulation S.

The purchase of the Offered Securities is subject to resale restrictions pursuant to section 904 of Regulation S, whereby, the Offered Securities may be resold on the TASE by any person (excluding resales by the Company, a distributor, or parties related to any of them, or acting on behalf of any of them), without imposing any blocking period or other restriction, provided that: (1) the offering is not made to a person in the United States; (2) the seller and anyone acting on its behalf did not know that the transaction has been organized in advance with a purchaser in the United States; and (3) No  Directed Selling Efforts, as this term is defined in Regulation S, shall be done in the United States by the seller, a related party or by any person acting on its behalf.

The Company has provided the TASE with an opinion of the US lawyer according to which, based on the assumptions, reservations and limitations in the opinion, the offering in accordance with the Shelf Offering Memorandum is exempt from listing requirements pursuant to the Securities Act in accordance with Category 1 of Regulation S and that in accordance with Regulation S the securities that are offered according to This Offering Memorandum will be eligible for  resale on the TASE by any person (except as and subject to that detailed above).

Any purchaser of the Offered Securities pursuant to the Memorandum shall be deemed as a party who declared: (i) that it is not located in the United States and that it is not a US Person; (ii) that it is not purchasing the Offered Securities for or on behalf of a US Person or any person located in the United States; (iii) that it was not staying in the United States when it submitted an application to purchase or when it purchased the Offered Securities; and (iv) that it is not purchasing the Offered Securities with an intention to carry out a “distribution” of the said Securities in the United States (as this term is defined in the US securities laws).

Pursuant to that stated above, the “Distributor” (as this term is defined in footnote 14 of the Memorandum) has undertaken that it shall offer the Offered Securities solely in Israel and only to persons that are not a US Person and that it did not and shall not perform any action or publish any advertisement in the United States pertaining to the promotion of the sale of the Offered Securities.

Solely the laws of the State of Israel shall apply to this Memorandum and no other laws whatsoever shall apply; solely the competent courts in Israel and they alone shall have sole jurisdiction in relation to any matter pertaining to the said matters; and the offerees, by consenting to purchase the Offered Securities, are accepting this sole jurisdiction and this choice of law.

The Shelf Prospectus and the Shelf Offering Memorandum were not filed with the United States Securities Exchange Commission. The Offered Securities shall not be listed pursuant to the Securities Act in the United States, and any person purchasing Securities pursuant to this Shelf Memorandum shall be allowed to offer, sell, pledge or transfer the said Securities in any other way solely: (i) pursuant to Regulation S; (ii) pursuant to a listing document pursuant to the Securities Act; or (iii) pursuant to an exemption from the listing requirements pursuant to the Securities Act. The Company is not undertaking to list the Securities for trading or sale in the United States pursuant to the Securities Act.

A decision to purchase the Offered Securities should be reached solely relying on the information contained (including by way of referral) in the Shelf Prospectus and in the Shelf Offering Memorandum. The Company did not allow any person or other body to furnish information that differs from that specified in the Shelf Prospectus or in this Memorandum. The Shelf Prospectus and This Memorandum do not constitute an offering of Securities in any other country apart from in the State of Israel.

The terms used in This Shelf Offering Memorandum shall have the definitions ascribed to them in the Shelf Prospectus, unless otherwise stated.

1.	The Offered Securities

1.1	Up to 9,822,000 registered ordinary shares of the Company of NIS 0.01 each (hereinafter: “the Offered Shares” or “the Shares”).

1.2
The Offered Shares shall have equal rights to the ordinary shares existing in the Company’s share capital, and shall entitle the owners thereof to the full cash dividends and to any other distribution. For a description of the rights attached to the ordinary shares, see clause 9 hereunder.

2.	Details of the Offering

2.1
The Offered Shares are being offered to the public in 98,220 units (i.e. 100 shares in each unit) (hereinafter: "the Units"), by way of a uniform offering, as stated in the Israel Securities Regulations (Mode of Offering of Securities to the Public), 5767 – 2007 (hereinafter: “the Mode of Offering Regulations”) by way of a tender on the price per unit, at a total price per unit that shall not be less than a total of NIS 1,959 per unit (hereinafter: “the Minimum Price” or " the Minimum Price per Unit"), with the composition of each unit being as follows:

The Price
NIS 100 ordinary Shares at a Minimum Price of NIS 19.59 per share	NIS 1,959
The total Minimum Price per Unit	NIS 1,959

The closing price of the Company’s Shares on the TASE on June 11, 2017 was 1,999 agorot.

2.2
Any subscriber must specify in its order the number of Units that it wishes to purchase and the price per unit that it is bidding, which shall not be less than the Minimum Price. An order for the purchase of Units that shall be submitted within the scope of the tender that shall bid a price that is lower than the Minimum Price, or that did not specify a price per unit, shall be nullified and shall be deemed as if not submitted.

2.3
Any subscriber may submit up to three (3) orders at different prices per unit (which, as stated, shall not be less than the Minimum Price), provided that the prices per unit being bid by it shall be quoted at increments of NIS 1; i.e., it shall be possible to tender bids at prices of NIS 1,959, NIS 1,960 and NIS 1,961, and so forth. Any order of Units that tenders a bid not quoted in increments of NIS 1 shall be downwardly rounded to the next increment.

2.4
Orders may be submitted for the purchase of whole Units only. Any order that shall be submitted for any fraction of a unit shall be deemed an order being submitted solely for the number of whole Units specified therein, and the fraction of a unit specified in the order shall be deemed as if not specified therein ab initio.

2.5
Subject to any law, the orders for the purchase of the Offered Shares are irrevocable. Every order shall be deemed an irrevocable undertaking on the part of the subscriber to accept the Shares that shall be allotted to it as a result of full or partial acceptance of its order, and to pay the full price of the Shares that it is entitled to receive pursuant to the terms of the Shelf Prospectus and the Shelf Offering Memorandum, through the Issue Coordinator (as this term is defined hereunder) pursuant to the terms of the Shelf Prospectus and the Shelf Offering Memorandum.

2.6	The offering of the Securities pursuant to the Shelf Offering Memorandum is not secured by underwriting.

In this regard, “Subscriber” or “Applicant” – including a family member residing with the subscriber, and a Classified Investor that is ordering Shares pursuant to clause 4 of the Memorandum.

2.7	The timeframe for submitting orders

The subscription list for the purchase of the Offered Shares shall be opened on June 15, 2017 (hereinafter: “the Day of the Tender” or “the Submission Date of the Applications”), at 09:30 a.m. (hereinafter: “Opening Time of the Subscription List”) and shall be closed on the same day at 16:30 p.m. (hereinafter: “Closing Time of the Subscription List”), provided that the Closing Time of the Subscription List shall not be before seven (7) hours have elapsed, at least five (5) of which are hours of trading, since the publication time of the Offering Memorandum.

2.8	Order submissions

2.8.1
Orders for the purchase of the Units must be submitted to the Company using the customary forms for this purpose, either directly through the Issue Coordinator, Leader Underwriters (1993) Ltd., of 21 Ha-arba’a Street, Tel-Aviv (hereinafter: “the Issue Coordinator”), or through banks or other TASE members (hereinafter: “the Authorized Order Recipients”), by no later than the Closing Time of the Subscription List. The Authorized Order Recipients shall be responsible and liable to the Company and to the Issue Coordinator for the payment of the full consideration that shall be due to the Company in respect of orders submitted through them and that were fully or partially accepted.

2.8.2
Any order that shall be submitted to an Authorized Order Recipient on the Day of the Tender shall be deemed as submitted on that day if it shall be received by the Authorized Order Recipient by the Closing Time of the Subscription List, provided that the Authorized Order Recipient shall forward it to the Issue Coordinator and the Issue Coordinator shall receive it by one hour after the Closing Time of the Subscription Ltd; i.e., by 17:30 on the Day of the Tender (hereinafter: “the Deadline for Submissions to the Coordinator”).

2.8.3
The Authorized Order Recipients shall forward the orders to the Issue Coordinator on the Day of the Tender in sealed envelopes that shall remain sealed until the Deadline for Submissions to the Coordinator, and shall be inserted into a closed and locked box, together with the orders that were submitted directly to the Issue Coordinator.

2.9	The tender proceedings, publication of the results and payment of the consideration

2.9.1
On the Day of the Tender, after the Deadline for Submissions to the Coordinator, the box shall be opened and the envelopes shall be opened in the presence of a representative of the Company, a representative of the Issue Coordinator and an accountant, who shall supervise the proper conduct of the tender proceedings.

2.9.2
By 10:00 a.m. on the morning of the first trading day after the Day of the Tender, the Issue Coordinator shall deliver notice to the subscribers, through the Authorized Order Recipients through which the orders were submitted, about the extent of the acceptance of their orders. The notice shall specify the price per unit determined in the tender, the number of Units that shall be allotted to the subscriber and the consideration that it must pay for them. Upon receipt of the notice, and by 12:30 p.m. on that same afternoon, the subscribers whose orders for Units were fully or partially accepted, must transfer the consideration that must be paid for the Units in their orders that were accepted, to the Issue Coordinator, through the Authorized Order Recipients.

2.9.3	On the first day of trading after the Day of the Tender, the Company shall announce the results of the tender in an immediate report to the Israel Securities Authority and to the TASE.

2.9.4
The Company deems the deposit of the consideration of the issue in the Special Account, as this term is defined hereunder in clause 2.11 of the Memorandum, as a transfer of the consideration to the Company, and the Company shall apply to the TASE to list the Shares for trading on the basis of this.

2.10	Mode of determining the price per Units and the allotment to the subscribers

All of the Units for which purchase orders shall be accepted, shall be issued at a uniform price per unit that shall be determined according to the results of the tender (hereinafter: “the Uniform Price per Unit”), and the method for allotting the Units shall be as follows:

2.10.1
If the inclusive number of Units included in the orders (including Units in purchase orders that were received from Classified Investors that engaged in an early commitment with the Company, as stated in clause 4 of the Memorandum) that shall be accepted shall be less than the inclusive number of Units being offered pursuant to the Offering Memorandum, then all of the orders shall be accepted in their entirety and, in such instance, the Uniform Price per Unit shall be the Minimum Price specified in the Offering Memorandum. The balance of the Units, for which orders shall not be accepted, shall not be issued.

2.10.2
If the inclusive number of Units included in the orders (including Units in purchase orders that were received from Classified Investors that engaged in an early commitment with the Company, as stated in clause 4 of the Memorandum) that shall be accepted shall be equal to or higher than the inclusive number of Units being offered to the public, then the Uniform Price per Unit shall be equal to the highest price per unit at which orders were submitted for the purchase of all of the Units being offered pursuant to This Offering Memorandum (including orders submitted by Classified Investors) pursuant to the Offering Memorandum.

In such instance, the Units being offered shall be allotted as follows:

(a)	Orders quoting a price per unit lower than the Uniform Price per Unit – shall not be accepted;

(b)	Orders quoting a price per unit higher than the Uniform Price per Unit – shall be accepted in their entirety;

(c)
Orders (not including orders submitted by Classified Investors that engaged in an early commitment with the Company, as stated in clause 4 of the Memorandum) quoting a price per unit that is equal to the Uniform Price per Unit – shall be accepted on a pro rata basis, so that each subscriber shall receive, out of the total of the offered Units that shall remain for distribution after accepting orders quoting a price per unit that is higher than the Uniform Price per Unit (and after accepting the orders of the Classified Investors that engaged in an early commitment with the Company, which shall order at the Uniform Price per Unit, as stated in clause 4 of the Memorandum), a portion that is equal to the ratio between the number of Units that it ordered in an order quoting the Uniform Price per Unit and the inclusive number of Units included in all orders submitted to the Company that quoted the Uniform Price per Unit (after deducting the shares of the Classified Investors that engaged in an early commitment with the Company, as stated in clause 4 of the Memorandum);

(d)	The allotment to Classified Investors shall be done as specified in clause 4 of the Memorandum.

2.10.3
If fractional Units shall be created as a result of the allotment of the Units according to the response to the tender as stated above, they shall be rounded, to the extent possible, to the closest whole unit. Surplus Units that might remain as a result of rounding as stated shall be purchased by the Issue Coordinator at the price per unit specified in the Offering Memorandum.

2.10.4
Each subscriber shall be deemed as if it committed in its order to purchase all of the Units that shall be allotted to it as a result of a partial or full acceptance of its order, according to the rules specified above in this clause 2.

2.11	Special account

2.11.1
Shortly before the Day of the Tender, the Issue Coordinator shall open a special income-bearing trust account under the Company’s name in a banking corporation (hereinafter: “the Special Account”) and shall disclose the details of the Special Account to the Authorized Order Recipients. The Special Account shall be used for monies that shall be received.

2.11.2
The Special Account shall be managed exclusively by the Issue Coordinator for and on behalf of the Company pursuant to the provisions of section 28 of the Securities Law. The monies that shall be paid in respect of the orders that were fully or partially accepted by the Company shall be deposited in the Special Account. The Issue Coordinator shall invest the monies that shall accumulate in the Special Account in liquid, unlinked deposits bearing interest on a daily basis, to the extent that this shall be possible.

2.11.3
By no later than 12:00 p.m. on the second trading day after the Day of the Tender, the Issue Coordinator shall transfer the balance of the monies that shall remain in the Special Account to the Company, including the profits that accumulated in respect thereof, and this, against the transfer of certificates in respect of the Shares to Mizrahi Tefahot Nominee Company Ltd. (hereinafter: “the Nominee Company”) and crediting of the TASE member pursuant to the instructions of the Issue Coordinator.

In the event of cancellation of the tender, the Offered Shares shall not be issued within the scope of the tender, they shall not be listed for trading on the TASE, and no monies shall be collected from the investors in connection with those Shares.

3.	Additional allotment

The Company shall not execute an additional allotment pursuant to this Shelf Offering Memorandum.

4.	Classified Investors

Out of the Units being offered to the public as stated in This Shelf Offering Memorandum, early commitments for the purchase of 78,565 Shares were given by Classified Investors2, as defined in Regulation 1 of the Mode of Offering Regulations (hereinafter: “the Classified Investors”), whereby, the Classified Investors shall submit orders in the tender for the purchase of Units constituting approximately 80% of the total Units being offered pursuant to the Shelf Offering Memorandum, as specified hereunder in this clause 4.

[2]
”A Classified Investor" –one of the following: (1) a portfolio manager as its meaning in section 8(b) of the Advice Law, that purchases at its discretion for the account of a client; (2) a corporation that is wholly owned  by a classified investor, one or more, that purchases for itself or for another classified investor; (3) an investor as set forth in section 15A(b)(2) of the Securities Law 5728-1968 (hereinafter: "the Law"); (4) an investor as set forth in sections (1) through (9) or (11) of the First Appendix to the Law, that purchases for itself. In addition, a Classified Investor must undertake to purchase securities in an amount of no less that NIS 800,000.

The early commitments from Classified Investors were received according to the principles prescribed in the Mode of Offering Regulations.

In this clause 4, “oversubscription” is the ratio between the offered Units for which orders were submitted at the price per unit that shall be determined in the tender, and the quantity remaining for distribution, provided that it exceeds one;

“The quantity remaining for distribution” is the quantity of offered Units that were offered to the public, after deducting from it that quantity of offered Units that were ordered at a price per unit that is higher than the price per unit that shall be determined in the tender.

Pursuant to the Mode of Offering Regulations, in the event of oversubscription, the allotment to Classified Investors shall be as follows:

(a)
if the oversubscription was up to five times higher than the quantity of Units offered to the public, then each Classified Investor shall be allotted 100% of the quantity that it committed to purchase;

(b)
if the oversubscription was more than five times higher than the quantity of Units offered to the public, then each Classified Investor shall be allotted 50% of the quantity that it committed to purchase.

If the quantity of the Units remaining for distribution is insufficient for an allotment as stated above, then the quantity remaining for distribution shall be allotted to the Classified Investors according to the pro rata of each early commitment out of the total early commitments submitted at the same price per unit.

The allotment to Classified Investors shall be at the price per unit that shall be determined in the tender.

Orders from the Classified Investors shall be submitted within the scope of the tender and shall be deemed orders submitted by the public for the purpose of determining the price per unit, and this, subject to that stated above with regard to the distribution of the Units in the event of an oversubscription. It is clarified that, if there is no oversubscription, then the orders from the Classified Investors within the scope of the tender shall be deemed orders submitted by the public for the purpose of distributing the Units to the subscribers.

Early commitments received from Classified Investors:

Each of the Classified Investors specified hereunder committed, within the scope of an early commitment, to submit orders to purchase Units at a quantity and a price per unit that shall not be less than the price specified alongside its name:

	Name of the Classified Investor	The price per unit	The number of Units
1	Oporto Securities Distribution Ltd.	1,963	510
2	Orcom Strategies Ltd.	2,050	1,850
3	I.B.I Investment House Ltd.	2,020	1,300
4	Infinity Provident and Pension Management Ltd.	1,990	1,184
5	Infinity Investment Portfolio Management (Israel and Overseas) Ltd.	1,990	979
6	Altris Finance Ltd.	2,051	450
7	Altris Finance Ltd.	1,963	500
8	Altshuler Shaham Netz LP	2,022	500
9	Altshuler Shaham Netz LP	1,972	500
10	Altshuler Shaham Netz LP	1,961	2,000
11	Alpha Oportunities	1,960	1,020
12	M.D. Group Underwriting Ltd.	2,031	1,760
13	Ametrine 2 LP	1,991	500
14	Ametrine LP	2,011	1,660
15	Ametrine LP	1,981	1,725
16	Ametrine LP	1,965	551
17	Arbitrage Group Ltd.	2,100	1,555
18	Barak Capital Investments 2006 Ltd.	2,000	900
19	Gemel Academicians Tradable	1,990	600
20	H.A.K Consulting Ltd.*	1,975	1,500
21	H.A.K Consulting Ltd.*	1,963	1,500
22	H.A.K Consulting Ltd.*	1,959	1,500
23	Harel Financial Products Ltd.	1,959	660
24	Vardan Investment House Ltd.	1,975	1,123

	Name of the Classified Investor	The price per unit	The number of Units
25	Y.A.Z Investments and Assets Ltd.	2,031	2,700
26	Yalin Lapidot Pension Fun Management Ltd.	1,967	13,135
27	Lahava Investment Portfolio Management Ltd.	2,050	2,500
28	Lahava Investment Portfolio Management Ltd.	1,959	2,500
29	Leader and Co. Finance (2001) Ltd.*	1,970	2,540
30	Meitav Dash Provident and Pension Ltd.	1,982	7,804
31	Safra Master Fund	2,060	6,153
32	Inbar Derivatives Ltd.	1,971	510
33	Proxima Investment Management Ltd.	2,017	409
34	Proxima Investment Management Ltd.	1,960	409
35	Priority Asset Management Ltd.	1,995	500
36	Priority Asset Management Ltd.	1,991	500
37	K.A.R Pharmacist Provident Fund	1,990	410
38	Kesem ETFs &Index Products Ltd.	1,985	1,000
39	Kesem ETFs &Index Products Ltd.	1,970	1,000
40	Bazelet Fund for Securities Investment LP	1,990	3,000
41	Monbaz Fund LP	1,980	550
42	Monbaz Fund LP	1,971	1,188
43	R.Y.L Spirit Investment Management Ltd.	2,052	3,020
44	Shekef Maof Investment Ltd.	1,977	410
45	Tchelet Indices Ltd.	2,001	1,000
46	Tchelet Indices Ltd.	1,981	1,000
Total			78,565

*A Classified Investor that is an underwriter or distributor in the issuance or affiliated with the underwriter or distributor in the issuance.

The total amount of Units ordered by said investors- 7,040 Units.

The Classified Investors shall be entitled to an early commitment fee at the rate of 3% of the inclusive immediate consideration in respect of the Units for which the Classified Investors committed to submit orders, computed according to the Minimum Price per Unit (and not according to the price per Unit that shall be determined in the tender).

On the Day of the Tender, a Classified Investor shall be permitted to raise the price per unit over the price per unit that it had quoted in its aforesaid early commitment (at increments of NIS 1), by delivering written notice to the Issue Coordinator, which must be received by the Issue Coordinator by the Closing Time of the Subscription List.

The consideration that shall be paid by the Classified Investors shall be transferred to the Issue Coordinator through the TASE members, on the first trading day after the Day of the Tender, by 12:30 p.m., and shall be deposited by it in the Special Account, as defined above in clause 2.11 of the Memorandum.

It is clarified that the Classified Investors shall be able to order Units at a quantity that exceeds that specified in their early commitments, however, any extra Units that shall be ordered shall not be deemed orders from Classified Investors for the purposes of This Shelf Offering Memorandum, but rather, for all intents and purposes, as orders submitted by the public.

5.	The controlling shareholder's intent to participate in the issuance

As detailed in Immediate Reports that the Company published on June 11 and 12 2017 (No: 2017-02-048844 and 2017-02-049249, respectively) the Company's controlling shareholder notified of its intention to participate (itself or through an affiliated party) in the issuance in accordance with This Offering Memorandum, in an amount of NIS 35 million.

6.	Engagements for the purchase of securities

Pursuant to the terms of the license for the provision of Mobile Radio Telephone (MRT) service via the cellular method that the Company received from the Ministry of Communications, as updated on March 12, 2017 (hereinafter: “the License”), 5% of its total issued share capital and of each of the means of control over the Company must be held by “Israeli Parties” (as this term is defined in the License) and particular transfer restrictions shall apply to them as prescribed in the License. For the purpose of complying with this requirement, the Company engaged in an agreement with the Distributor’s parent company, L.S.H. Holdings Ltd. (hereinafter: “LSH Holdings”) for the execution of a private issue of Shares that shall be considered as Shares being held by “Israeli Parties” for the purpose of the License requirements (hereinafter: “the Issuance to LSH”), which will constitute approximately 0.3% of the issued and outstanding capital of the Company after the public issue, and the execution of  the Issue to LSH3, and at a price that reflects a 25% discount off the effective price per share (i.e., the price determined in the institutional tender, after deducting an early commitment fee)4. The agreement further specifies that, if LSH Holdings shall sell all or a portion of the Shares issued to it, the Company shall be entitled to 50% of any profit that LSH Holdings shall gain from such a sale (but clarifies that, if LSH Holdings shall sell the Shares at a loss, the Company shall not bear all or a portion of the loss). The Shares that shall be issued in the Issuance to LSH shall be registered fortrade on the TASE however they will not be deposited with the nominee company, will not be traded on TASE, and any transfer of the Shares to a third party shall be subject to the approval of the Ministry of Communications, and provided that the buyer has agreed to assume particular undertakings pursuant to the License. The TASE has given their consent to register the allocated shares to LSH Holdings for trade. It is further emphasized that, in accordance with the Company's Articles of Association, until the receipt of the Ministry of Communications’ confirmation that LSH Holdings is an “Israeli Party,” the Shares that shall be issued in the Issue to LSH shall be deemed Dormant shares (as this term is defined in section 308 of the Companies Law, 5759 – 1999) and shall not vest any rights. If the Ministry of Communications’ confirmation shall not be received within six months of the notification date to the Ministry of Communications of the Issuance to LSH, the Company and LSH Holdings shall have the right to cancel the agreement between them and the issued Shares shall be returned to the Company in exchange for a refund of the payment that LSH Holdings had paid. See clause 16.2 hereunder regarding a risk factor pertaining to the Issuance to LSH.

[3]
These shares, together with the shares held on the date of the Shelf Offering Memorandum by Israeli Parties, will constitute more than 5% of the issued and outstanding capital of the Company after the issue to the public and to LSH Holdings; if all of the shares being offered to the public are issued, LSH will be issued 517,000 shares.

[4]	Assuming that the price that will be determined for the issuance to the public will be the minimum price, the price in the issuance to LSH will be NIS 14.25 per share.

7.	Details about the Company’s issued and outstanding share capital

7.1
Following are details about the quantity of Shares in the Company’s registered share capital and in the issued and outstanding share capital (quantity of ordinary shares of NIS 0.01 each of the Company), correct to June 12 2017:

Registered share capital	Issued and paid-up share capital[5]	Fully diluted issued and paid-up share capital[6]
235,000,000	160,643,278	173,820,828

7.2
Subsequent to the issue,[7] assuming full response to the offering pursuant to This Shelf Offering Memorandum, the Offered Shares shall constitute 5.79% of the voting rights and 5.74% of the of the Company’s issued and paid-up share capital subsequent to the issue, and 5.37% of the voting rights and 5.33% of the Company’s issued and paid-up share capital subsequent to the issuanc, on a fully diluted basis (including the dormant shares).

[5]	This figure also includes 1,368,413 dormant shares correct to the report date.
[6]
This figure also includes 1,368,413 dormant shares correct to the report date; In this regard, “fully diluted” – assuming that all of the Company’s securities that are exercisable for shares of the Company shall be exercised (i.e., unregistered options allotted by the Company to employees and officers, which are in effect correct to the date of the Memorandum and not yet exercised for shares. It should be noted in this regard that the options allotted to employees and to officers are exercisable according to a cashless mechanism; therefore, the quantity of shares that shall actually be issued following an option exercise will necessarily be lower than the quantity of allotted options.

[7]
The figure includes the shares to be allotted to LSH Holdings, but does not include options allotted by the Company to employees and officers, that are in effect correct to the date of the Shelf Offering Memorandum and not yet exercised for shares.

7.3	The Offered Shares pursuant to This Offering Memorandum shall be listed under the name of the Nominee Company.

8.	Details about the prices of the Company’s share on the TASE

Following are details about the highest and lowest closing price (adjusted) of the Company’s share on the TASE in 2015 and 2016 and during 2017 (up until just prior to the publication date of the Offering Memorandum (in agorot):

	2015		2016		From January 1, 2017 until just prior to the date of the Offering Memorandum[8]
	Price	Date	Price	Date	Price	Date
High price	1,965	18.8	2,080	16.5	2,367	5.3
Low price	850	18.6	1,590	27.6	1,748	30.4

9.	Terms of the Offered Securities

9.1	The ordinary Shares of the Company being offered pursuant to This Memorandum shall have equal rights to the rights of the existing ordinary Shares of the Company on the date of their issue.

9.2
Each ordinary Share grants the holder thereof the right to receive notices, to participate and to vote during the Company’s General Meetings. Each ordinary Share has one vote during voting by the General Meeting.

9.3
Furthermore, each ordinary Share entitles the holder thereof to the right to receive a dividend, bonus shares and any other distribution, return on equity and participation in a distribution of the Company’s surplus assets in the event of liquidation.

10.	Taxation

As is customary when making decisions about financial investments, the tax implications should be considered that relate to an investment in the Securities being offered in This Offering Memorandum.

[8]	Up until June 12, 2017.

Pursuant to the law currently in effect, the tax arrangements briefly described hereunder apply to the Securities being offered to the public pursuant to This Offering Memorandum:

10.1	Capital gain from a sale of the Offered Securities

Pursuant to section 91 of the Israel Income Tax Ordinance [New Version], 5721 – 1961 (hereinafter: “the Ordinance”), a real capital gain from a sale of Securities by an individual resident of Israel is taxable at the individual’s marginal tax rate pursuant to section 121 of the Ordinance, but at a rate that shall not exceed twenty-five percent (25%), and the capital gain shall be deemed the highest rung in its taxable income bracket. This, except in relation to a sale of Securities by an individual who is a “material shareholder” of the Company – i.e., a holder, whether directly or indirectly, whether alone or jointly with another party,9 of at least ten percent (10%) of one or more means of control10 over the Company – on the date of sale of the Securities or on any date during the 12 months preceding the sale as stated, for which the tax rate on a real capital gain by the holder shall be at a rate that shall not exceed thirty percent (30%). Notwithstanding that stated above, an individual who claimed real interest expenses and linkage differentials on account of the Securities shall be taxed for the capital gain from a sale of the Securities at the tax rate of thirty percent (30%), up until provisions and conditions are prescribed for deducting real interest expenses pursuant to section 101A.(a)(9) of the Ordinance. The reduced tax rate as stated shall not apply to an individual whose income generated from a sale of the Securities is within the scope of income from a “business,” pursuant to the provisions of section 2(1) of the Ordinance.11

A body of persons shall be taxed for a real capital gain from a sale of Securities at the corporate tax rate prescribed in section 126(a) of the Ordinance (24% in 2017 and 23% as of the 2018 tax year).

[9]	As this term is defined in section 88 of the Ordinance.
[10]	As this term is defined in section 88 of the Ordinance.
[11]
Pursuant to the Economic Efficiency Law (Legislative Amendments to Achieve the Budget Targets for 2017 and 2018), 5777 – 2016, inter alia, the marginal tax brackets were widened and the maximum marginal tax rate was reduced to 47%.

Exempt mutual funds and provident funds and tax-exempt bodies pursuant to section 9(2) of the Ordinance are exempt from tax in respect of capital gains from a sale of Securities as stated, subject to the conditions prescribed in the said section and in the regulations by virtue thereof. Pursuant to the provisions of section 129.C of the Ordinance, the tax rates applicable to a taxable mutual fund’s income from a sale of Securities shall be the tax rates that would have applied had the seller been an individual when the income does not constitute income from a “business” or a “profession,” unless otherwise expressly provided. If no particular tax rate has been defined for income, the income shall be taxed at the maximum rate prescribed in section 121 of the Ordinance.

The rules prescribed in the Ordinance regarding the offsetting of losses shall apply to capital losses during the tax year originating from a sale of the Offered Securities during the tax year and which, had they been capital gains, would have been taxable by the recipients, and capital losses as stated, shall be offset against capital gains and real-estate betterment, including a gain from a sale of a Security, whether traded or not traded, whether Israeli or foreign, and against a dividend that was paid in respect of that same Offered Security, or in respect of interest and dividends that were paid in respect of other securities (provided that the tax rate applicable to interest or dividends as stated does not exceed the corporate tax rate and the rate specified in sections 125.B.(1) or 125.C.(b) of the Ordinance, as the case may be, if at issue is an individual) in that tax year. The losses shall be offset by way of offset of the capital loss against capital gains or interest or dividend income as stated.

Pursuant to the Income Tax Regulations (Deduction from a Consideration, from a Payment or from a Capital Gain from a Sale of a Security, from the Sale of a Unit in a Mutual Fund or from a Future Transaction), 5763 – 2002 (hereinafter: “Capital Gain Deduction Regulations”), when calculating the capital gain for the purpose of deducting the tax at source from a sale of traded securities, mutual fund units and future transactions (hereinafter: “Tradable Securities”), the taxpayer (as this term is defined in the Capital Gain Deduction Regulations) shall offset the capital loss created from a sale of Tradable Securities that were under its management by deducting at source, provided that the gain was generated during that same tax year in which the loss was created, whether before the loss was created or after the said date.

When a group of persons sells a Share, the sum of a dividend received in respect of that Share during the 24 months preceding the sale shall be deducted from the sum of the capital loss created by the sale of the Share, apart from a dividend on which tax was paid (apart from tax paid outside of Israel) at the rate of fifteen percent (15%) or more, but not more than the sum of the loss.

Regarding tax deduction at source from the real capital gain from a sale of the Offered Securities, pursuant to the Capital Gain Deduction Regulations, the taxpayer (as this term is defined in the said regulations) that is paying a consideration to a seller in a sale of the Securities shall deduct tax at the rate of twenty-five percent (25%) from the real capital gain when the seller is an individual, and at the corporate tax rate prescribed in section 126(A) of the Ordinance (24% in 2017) from the real capital gain when the seller is a body of persons.. Furthermore, tax at source shall not be deducted in relation to provident funds, mutual funds and other bodies that are exempt from tax deductions at source by law, after they had furnished suitable exemption certificates in advance. It should be noted that, if, on the date of the sale, the full tax at source has not been deducted from the real capital gain, the provisions of section 91(d) of the Ordinance and the provisions by virtue thereof shall apply regarding reporting and paying of tax advances by the seller in respect of a sale as stated. Insofar as the Offered Securities pursuant to This Offering Memorandum shall be delisted from trading on the TASE, the rate of the deduction at source that shall be deducted at the time of their sale (after delisting) shall be thirty percent (30%) of the consideration, as long as the tax assessor has not issued a certificate ordering a different rate for deducting tax at source (including an exemption from deducting tax at source).

As a rule, foreign residents (individuals and companies, as defined in the Ordinance) are exempt from capital gains tax in a sale of securities traded on a stock exchange in Israel, if the capital gain is not attributed to their permanent enterprise in Israel, and they comply with the conditions and restrictions specified in section 97(B) of the Ordinance. That stated above shall not apply to a group of foreign resident persons if residents of Israel are controlling shareholders therein or are beneficiaries of or are entitled to 25% or more of the income or profits of the group of foreign resident persons, whether directly or indirectly, pursuant to that prescribed in section 68A. of the Ordinance. In the event that an exemption as stated does not apply, then, as a rule, the provisions of the relevant double taxation treaty (if any) between Israel and the foreign resident’s country of domicile may apply, subject to the furnishing in advance of a suitable certificate from the tax authority. Furthermore, banking corporations or TASE members shall not deduct tax at source in relation to foreign residents, upon the fulfillment of particular conditions.

10.2	The tax rate that shall apply to dividend income originating from Shares of the Company

As a rule, individual residents of Israel shall be taxed for a dividend originating from Shares of the Company at the rate of twenty-five percent (25%), except in relation to an individual who is a material shareholder of the Company on the date of receipt of the dividend or on any date during the 12 months preceding its receipt, who shall be taxed at the rate of thirty percent (30%). As a rule, a dividend received by companies that are residents of Israel is exempt from income tax (provided that the origin of the dividend is not income produced or generated outside of Israel and is not a dividend originating outside of Israel). However, when the origin of the dividend is outside of Israel or the source thereof is income outside of Israel, then the tax rate is the corporate tax rate (subject to the provisions of section 126(c) of the Ordinance), an indirect credit shall be issued in respect of the tax imposed outside of Israel on the dividend and on the income from which it was distributed, and the dividend income shall be deemed income at the height of the grossed-up dividend;12 in relation to a foreign resident (individual or company) that is not a material shareholder – at the rate of twenty-five percent (25%), subject to the tax treaties that the State of Israel has signed; in relation to a foreign resident that is a material shareholder of the Company on the date of receipt of the dividend or at any time during the 12 months preceding it, thirty percent (30%), subject to the tax treaties that the State of Israel has signed; and in relation to a taxable mutual fund – according to the tax rates applicable to an individual. A tax-exempt mutual fund and provident funds and other tax-exempt bodies pursuant to section 9(2) of the Ordinance shall be exempt from tax in respect of a dividend as stated, provided that the income as stated was not paid by a group of persons controlling a party engaging in a business. In this context, “control” is as defined in section 9(2) of the Ordinance.

[12]	The sum of the dividend income, plus the tax that was paid on the income from which the dividend was distributed.

Pursuant to the provisions of the Ordinance, when a company distributes a dividend originating from revaluation gains, as a rule, capital gains tax may apply at the level of the company distributing the dividend, due to the imputed realization of the sum of the revaluation that was distributed as a dividend.

Pursuant to the Israel Income Tax Regulations (Deduction from Interest, Dividend or Particular Profits), 5766 – 2005 (hereinafter: “the Deduction Regulations”), the tax rate that must be deducted at source on a dividend to an individual and to a foreign resident in respect of Shares of the Company, including in a distribution to a shareholder as stated that is a material shareholder of the Company, and whose shares are registered and held by the Nominee Company, shall be at the rate of 25%. In relation to an individual or foreign resident who is a material shareholder and whose shares are not registered and not held by the Nominee Company, tax shall be deducted at source on the dividend income as stated at the rate of 30%. In relation to a foreign resident, the rate of the tax deduction at source shall be subject to the provisions of a double tax treaty signed between the country of domicile of the Company and the foreign resident’s country of domicile.

10.3	Tax on high income

Pursuant to section 121B. of the Ordinance, an individual whose taxable income in the 2017 tax year shall exceed NIS 640,000 (a sum that is adjusted annually), shall be liable for tax on that portion of his taxable income that exceeds the said sum, at an additional rate of 3%. The provisions of this clause apply, inter alia, to capital gains from securities, apart from on the inflationary capital gain component, and on income from dividends and interest.

It is clarified that that stated above reflects the provisions of law and rulings described therein as are in effect on the date of This Offering Memorandum, to the best of the Company’s understanding, and they might be amended and lead to different outcomes. It is also emphasized that that stated above does not purport to constitute an agreed interpretation of the provisions of the law referred to in This Offering Memorandum;

The above is solely a general description and does not purport to constitute a substitute for individual tax counseling by experts, considering the unique circumstances of each investor. It is recommended that anyone considering a purchase of Securities pursuant to This Offering Memorandum should seek professional counseling in order to clarify the tax repercussions that might apply to it, considering the unique circumstances of the investor and of the Offered Securities.

11.	Refraining from arrangements

11.1
The Company and the directors, by signing the Shelf Offering Memorandum, are undertaking to refrain from making any arrangements that are not specified in the Shelf Prospectus and in the Shelf Offering Memorandum in relation to the offering of the Securities that shall be offered pursuant to the Shelf Offering Memorandum, the distribution and dispersion thereof among the public, and are undertaking to refrain from granting a right to purchasers of the Securities that shall be offered pursuant to the Shelf Offering Memorandum to sell the Securities that they purchased, and all, beyond that specified in the Shelf Prospectus and/or in the Shelf Offering Memorandum.

11.2
The Company and the directors, by signing the Shelf Offering Memorandum, are undertaking to notify the Israel Securities Authority about any arrangement known to them with a third party in relation to the registration and offering of the Securities that shall be offered pursuant to the Shelf Offering Memorandum, the distribution and dispersion thereof among the public, that contradicts the undertaking as stated above in clause 11.1.

11.3
The Company and the directors, by signing the Shelf Offering Memorandum, are undertaking to refrain from engaging with any third party in relation to the registration and offering of the Securities that shall be offered pursuant to the Shelf Offering Memorandum, the distribution and dispersion thereof among the public, who, to the best of their knowledge, made arrangements contrary to that stated above in clause 11.1.

11.4	It is emphasized that interested parties in the Company shall be allowed to order Shares pursuant to the offering in This Shelf Offering Memorandum.[13]

12.	Permits and confirmations

12.1	The TASE issued its approval to list the Shares being offered to the public pursuant to the Shelf Offering Memorandum for trading on the TASE.

12.2
The TASE’s said approval is not to be construed as a confirmation of the details presented in the Shelf Offering Memorandum, or of the reliability or completeness thereof, and it should not be construed as expressing any opinion about the Company or about the quality of the Securities being offered in the Shelf Offering Memorandum or about the price at which they are being offered.

12.3	The trading of the Offered Securities pursuant to This Offering Memorandum shall begin shortly after they are listed for trading.

[13]
To the best of the Company’s knowledge, correct to the submission date of This Memorandum, the interested parties in the Company based on their holdings are: S.B. Israel; the Phoenix-Participating; Psagot Provident Funds; Menorah Provident Funds; Psagot Portfolio Management; Psagot Mutual Funds; Excellence ETFs; Psagot ETFs; Menorah Mivtahim; Excellence Provident Funds; the Phoenix; Excellence Mutual Funds; Psagot Insurance; the Phoenix Provident Funds.

13.	Payment of a fee

Pursuant to the provisions of Regulation 4.A of the Israel Securities Regulations (Application Fee for the Granting of a Permit to Publish a Prospectus), 5755 – 1995, the Company shall pay the Israel Securities Authority the additional fee for the Securities being offered within the scope of the Shelf Offering Memorandum.

14.	Proceeds of the issue

14.1
The immediate proceeds that the Company anticipates from the issue pursuant to the Shelf Offering Memorandum, assuming that all of the Shares being offered in the Shelf Offering Memorandum shall be purchased at the Minimum Price, after deducting the expenses involved in the issue pursuant to the Shelf Offering Memorandum, shall be as specified hereunder:

The anticipated immediate proceeds (gross)	~ NIS 192.4 million
Less early commitment fees and distribution fees[14]	~ NIS 6.5 million
Less other expenses (estimated)	~ NIS 0.5 million
Total anticipated proceeds, (net)	~ NIS 185.4 million

14.2	Since the issue pursuant to This Shelf Offering Memorandum is not secured by underwriting, there is no assurance that all of the Shares being offered shall be purchased.

14.3	Regarding the designated use of the proceeds of the issue, see clause 16.5 hereunder.

[14]
Leader Issues (1993) Ltd. (hereinafter: “Leader” or “the Distributor”) shall serve as the Distributor for the purpose of the Shares being offered pursuant to This Shelf Offering Memorandum. For its services, the Distributor shall be entitled to a distribution fee at the rate of 1% of the immediate proceeds that shall actually be received in respect of the Offered Shares pursuant to the Shelf Offering Memorandum, and of the consideration in respect of the private allotment to LSH Holdings as stated above in clause 5, plus duly required VAT. For details about an agreement between the Company and LSH Holdings, the parent company of Leader, for an allotment of ordinary shares of the Company, see clause 6 above.

For details about an early commitment fee that shall be paid to the Classified Investors in respect of the Shares for which the Classified Investors committed to submit orders, see clause 4 of the Shelf Offering Memorandum.

14.4	Until the issue proceeds are used, the Company shall deposit and invest these monies as it shall deem fit, provided that every such investment shall be in solid channels.

In this clause, “solid channels” – including, but not limited to, an interest-bearing cash deposit, deposit in foreign currency, bonds assigned a rating of at least “AA,” etc. For the purpose of that stated above, an investment in shares or in ETFs, when their underlying asset is shares or share indices or Maof options, or a purchasing or writing of derivative positions, shall not be deemed an investment in solid channels.

14.5	No minimum sum for achievement was defined in this issue.

15.	Consent for inclusion

A letter of consent of the Company’s independent auditor is attached to This Shelf Offering Memorandum, which includes its consent that its opinion of the Company’s financial statements shall be included, by way of referral, in This Shelf Offering Memorandum, all in the version of the attached consent letter and subject thereto.

16.	Information about the Offering and the Company

16.1	Summary Terms of the Offer

Issuer	Partner Communications Company Ltd. (the “Company”)
Securities Offered	9,822,000 ordinary shares, nominal value NIS 0.01 per share (the “Shares” or “Sale Shares”).
Denomination	The Shares will be issued in units, each consisting of 100 Shares (each a "Unit")
Offering Price	NIS 19.59 per Sale Share |(i.e. NIS 1,959 per Unit).
Listing	Application will be made to list the Sale Shares for trading on the Tel Aviv Stock Exchange (the “TASE”).
Use of Proceeds
Part of an overall process of the Company for the improvement of its capital structure. The considered process includes the issuance of shares pursuant to the report, the prepayment of existing loans and may also include a future issuance of new series notes and/or raising other loans.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) AND WILL NOT BE OFFERED OR SOLD IN THE UNITED STATES, OTHER THAN TO A LIMITED NUMBER OF EXISTING SHAREHOLDERS IN COMPLIANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT.

Each purchaser of the shares offered pursuant to this shelf offering document shall be deemed to have represented and agreed that (i) the shares offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or with any securities regulatory authority of any state of the United States; (ii) it is not located in the United States and that it is not purchasing the shares on behalf of any person located in the United States; and (iii) it was not in the United States at the time that it submitted an application to purchase or when it purchased the shares.

16.2	Risk Factors

Investing in our Company involves a high degree of risk.  See “Risk Factors” in Section 3.5 of the shelf prospectus filed with the Israel Securities Authority (“ISA”) on June 3, 2015, which validation was extended until June 3, 2018 (the “Shelf Prospectus”) and in Item 3.D of our annual report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (“SEC”) and the ISA on March 30, 2017 (the “2016 20-F”).

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on shares offered by this shelf offering report.

Risks Related to the Shares and the Offering

Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. In order to comply with these obligations, the Company has agreed to sell 5% of the shares offered hereby to L.C.M. Holdings Ltd., subject to regulatory approval.  If these obligations or restrictions are not complied with, we could lose our license.

As with other companies engaged in the telecommunications business in Israel, our mobile telephone license (the “License”) requires that a minimum economic and voting interest in, and other defined means of control of our Company be held by Israeli citizens and residents or entities under their control. If this requirement is not complied with, we could be found to be in breach of our License, even though ensuring compliance with this restriction may be beyond our control.

Our License requires that our "founding shareholders or their approved substitutes", as defined in the License, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli founding shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications (“MoC”). The current holdings of Israeli entities (as defined in the License) are approximately 5%, and any equity offering to the public, including the offering contemplated hereby, requires an equivalent equity offering of shares to Israeli entities, in a manner in which the total Israeli entities founding shareholders' holdings will not be less than 5% of the total issued share capital. In order to comply with this requirement, the Company has entered into an agreement with L.C.M. Holdings Ltd. (“Leader”), a company affiliated with the distributor, for a private placement of shares in an amount equal to 5% of the total amount of shares offered hereby (including the offering to Leader) and at a price that will reflect a 25% discount on the effective price that will be determined in the institutional bid (meaning-the price that will be determined in the institutional bid less the early commitment fee).

In addition, according to our License, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our Company, may be made without the consent of the MoC.  Nevertheless, under certain Licenses granted, directly or indirectly, to Partner, approval of, or notice to, the MoC may be required for holding of 5% or more of Partner's means of control.  The contemplated acquisition of our shares by Leader in a private placement concurrent with this offering is subject to consent of the MoC and the Company has approached the MoC regarding this matter. As of the date of this shelf report, such consent is yet to be obtained. Shareholdings in breach of these restrictions relating to transfers or acquisitions of means of control or control of Partner could result in the following consequences: the shares will be converted into "dormant" shares as defined in the Israeli Companies Law, 1999, with no rights other than the right to receive dividends or other distributions to shareholders and to participate in rights offerings until such time as the consent of the MoC has been obtained and our License may be revoked. In addition, under certain Licenses of the Company's subsidiaries, approval of, or notice to, the MoC may be required for holding of less than 5% of means of control. Because of this lack of consistency, Partner may be in breach of its Licenses in this regard.

Our share price may be volatile, and you may lose all or part of your investment

The offering price may not reflect the market price of our shares following this offering and the price of our shares may decline.  In addition, the market price of our shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated variations in our and/or our competitors’ results of operations and financial condition;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	changes in the prices of our products and services;

•	our involvement in litigation;

•	our sale of shares or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our shares; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations.  Broad market and industry factors may materially harm the market price of our shares, regardless of our operating performance.  In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company.  If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

Future sales of our shares could reduce the market price of our shares.

If our existing shareholders, particularly our largest shareholder, S.B. Israel Telecom Ltd., sell a substantial number of our shares in the public market, the market price of our shares could decrease significantly.  The perception in the public market that our shareholders might sell our shares could also depress the market price of our shares and could impair our future ability to obtain capital, especially through an offering of equity securities.  The market price of our shares may drop significantly when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell our shares into the market.  In addition, a sale by us of additional shares or similar securities in order to raise capital might have a similar negative impact on the share price of our shares.  A decline in the price of our shares might impede our ability to raise capital through the issuance of additional shares or other equity securities, and may cause you to lose part or all of your investment in our shares.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

Although we are planning on using the net proceeds resulting from this offering to improve the Company’s capital structure by among others prepaying existing loans , our management will have broad discretion in the application of the net proceeds.  Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering.  The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operations.  Pending our use of the net proceeds from this offering, we may invest the proceeds in a manner that does not produce income.  See “Use of Proceeds” below].

16.3	Recent Developments

In furtherance to the Company's disclosures in the 2016 20-F regarding the MoC's policy and actions regarding the fixed-line telecommunications sector, in May 2017, the acting Minister of Communications decided that Bezeq – The Israel Telecommunication Corp,, Ltd. (“Bezeq”)would be required to offer its telephony service to other operators in a resale format, instead of the full wholesale telephony service. The Minister's decision set the prices and format for Bezeq's resale telephony product. The price for the resale telephony is suggested to be set substantially higher than the prices set in 2014 for the full wholesale telephony product. According to the Minister's decision, during an interim period of 14 months, Bezeq would be required to provide its telephony service in a resale format (as a trial period) and will not be obliged to offer a full wholesale telephony service. This interim period may be extended so that the resale product may permanently replace the full wholesale product. The Minister allowed interested parties to present their positions regarding the prices set for the resale format. Any possible change to the price (that may result from the hearing) would be applied retroactively The Company is reviewing the methodology used by the Ministry of Communications in setting the price of the resale telephony product and intends to submit to the Ministry of Communications its written position on the subject. If the price of the resale telephony service is set at a level which does not leave a reasonable margin for competition and market entry, this may have an adverse effect on the Company.

16.4	Capitalization and Indebtedness

The following tables set forth our capitalization and indebtedness (i) as of March 31, 2017 and (ii) as adjusted to reflect the sale of shares offered hereby and the use of the net proceeds therefrom.  The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference into this shelf offering report.

	As of March 31, 2017 in NIS millions (unaudited)
	Actual	As Adjusted
Cash and cash equivalents	1,017	1,202
Short term deposit	250	250
Debt
Notes payable series C, less deferred costs, including current maturities	423	423
Notes payable series D, less deferred costs, including current maturities	543	543
Notes payable series E, less deferred costs, including current maturities	121	121
Borrowings from banks and others	1,595	1,595
Total debt	2,682	2,682

Equity:
Share Capital	2	2
Capital surplus	1,034	1,219
Accumulated retained earnings	413	413
Treasury shares	(283)	(283)
Total shareholders’ equity	1,166	1,356

Total Capitalization and Indebtedness	2,581	2,581

16.5	Use of Proceeds

The net proceeds from the offering, after deduction of the [arranger’s fees] and other expenses and commissions of the offering, will be approximately NIS 185 million.

We intend to use the net proceeds from the offering for decrease of financial debt and, financing our operating and investing activity.

16.6	Offering Expenses of the

The aggregate amount that we will pay for arrangement fees and our other commissions and expenses in connection with this offering is approximately NIS 7 million.

16.7	Incorporation of Certain Information by Reference

We are allowed to incorporate by reference into this shelf offering report the information that we file with the SEC and the ISA, which means that we can disclose important information to you by referring to those filings.  The information incorporated by reference is considered to be part of this offering report.  We are incorporating by reference in this shelf offering report the documents listed below, the documents listed in Section 3.13 of the Shelf Prospectus and any future filings we may make with the SEC and ISA on Form 20-F or on Form 6-K (to the extent that such Form 6-K indicates that it is intended to be incorporated by reference herein) prior to the termination of this offering:

•	Form 20-F for the year ended December 31, 2016, filed with the SEC [and the ISA] on March 30, 2017;

•	Form 6-K filed with the SEC on March 30, 2017 (relating to fourth quarter and annual 2016 results);

•	Form 6-K filed with the SEC and with the ISA on April 3, 2017 (relating to the interest rate for the series D notes);

•	Form 6-K filed with the ISA on April 9, 2017 and with the SEC on April 10, 2017 (relating to the Company receiving a lawsuit and a motion for the recognition of this lawsuit as a class action);

•	Form 6-K filed with the SEC and with the ISA on May 8, 2017 (relating to Company’s announcement of the release of first quarter 2017 results);

•	Form 6-K filed with the SEC and with the ISA on May 22, 2017 (relating to the Company’s first quarter 2017 results);

•	Form 6-K filed with the SEC and with the ISA on May 22, 2017 (relating to the extension of the 2015 Shelf Prospectus); and

•	Form 6-K filed with the ISA on May 29, 2017 and with the SEC on May 30, 2017 (relating to the Netflix and Partner collaborating in Israel).

As you read the above documents, you may find inconsistencies in information from one document to another.  If you find inconsistencies between the documents and this shelf offering report, you should rely on the statements made in the most recent document.

We will provide to each person, including any beneficial owner, to whom this shelf offering report is delivered, a copy of these filings, at no cost, upon written or oral request to us at: 8 Amal Street, Afek Industrial Park, Rosh Ha’ayin 48103, Israel, Attn.: Corporate Secretary, telephone number: 972-54-7814-888.  Copies of these filings may also be accessed on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il and our website at www.partner.co.il.  Except for such filings, information contained on such websites is not part of this shelf offering report.

16.8	Legal Matters

Certain legal matters with respect to the offering of the Shares are being passed upon for us by Agmon & Co., Rosenberg, Hacohen & Co. of Tel Aviv, Israel and by Shearman & Sterling (London) LLP of London, United Kingdom.

17.	The legal opinion:

The Company received the following opinion:

June 15, 2017

Partner Communications Company Ltd.
8 Amal Street
Afek Industrial Park
Rosh Ha-Ayin

Dear Mr./Ms.,

Re: Partner Communications Company Ltd. (hereinafter: “the Company”) –
Shelf Offering Memorandum of June 15, 2017
(hereinafter: “the Shelf Offering Memorandum”)

With reference to the Company’s Shelf Prospectus dated June 3, 2015 (hereinafter: “the Shelf Prospectus”) and to the Shelf Offering Memorandum that is being published by virtue thereof, we hereby issue our opinion as follows:

1.	In our opinion, the rights attached to the securities being offered pursuant to the Shelf Offering Memorandum have been correctly described in the Shelf Offering Memorandum.

2.	In our opinion, the Company has the authority to issue the Securities being offered in the Shelf Offering Memorandum in the manner described in the Shelf Offering Memorandum.

3.	In our opinion, the Company’s directors have been duly appointed and their names are included in the Shelf Offering Memorandum.

We hereby agree to the inclusion of this opinion in the Shelf Offering Memorandum.

Sincerely,

Shirel Guttman-Amira, Adv.    Iris Cibulski-Havilio, Adv.    Evyatar Sadeh, Adv.

Agmon & Co. Rosenberg Hacohen & Co.

18.	Letter of consent of the Company’s independent auditor

June 14 2017

The Board of Directors of Partner Communications Ltd.

Dear Mr./Ms.,

We are agreeing to the inclusion, by way of referral, in the Shelf Offering Memorandum (hereinafter – “the Offering Memorandum”) of Partner Communications Company Ltd. (hereinafter – “the Company”), of the auditors’ opinion that we signed on March 29, 2017, which relates to the Company’s consolidated financial statements and to the effectiveness of internal control components on the Company’s financial reporting as on December 31, 2016, which were submitted by the Company to the United States Securities and Exchange Commission and to the Israel Securities Authority within the scope of the F-20 Report for 2016, on March 30, 2017, as well as to the inclusion of our name under the title “experts” in the Offering Memorandum, as the term “expert” is defined in the Securities Act of 1933.

This letter is being issued at the request of the Company and is designated solely for inclusion in the Company’s Offering Memorandum, which is planned to be published in June 2017. Furthermore, since the securities being offered within the scope of the Offering Memorandum were not and shall not be listed pursuant to the Securities Act of 1933, we did not submit this letter of consent under the Securities Act of 1933.

Sincerely,

Kesselman & Kesselman
Accountants
PwC Israel

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, POB 50005, Tel-Aviv 6150001
Telephone: +972-3-7954555, fax: +972-3-7954556, www.pwc.com/il

Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity

Signatures

The Company:
Partner Communications Company Ltd.

The Directors:
Adam Chesnoff

Alon Shalev

Michael Anghel

Barry Ben-Zeev

Fred Gluckman

Barak Pridor

Osnat Ronen

Yoav Rubinstein

Arieh Saban

Arie (Arik) Steinberg

Ori Yaron

Yehuda Saban

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ David (Dudu) Mizrahi
Name:	David (Dudu) Mizrahi
Title:	Chief Financial Officer

Dated: June 15, 2017